

July 18, 2013

Via E-mail
Darren Parmenter
Senior Vice President – Finance
Hilltop Holdings, Inc.
200 Crescent Court, Suite 1330
Dallas, TX 75201

> **Re:** **Hilltop Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2012**
> **Filed March 15, 2013**
> **File No. 001-31987**

Dear Mr. Parmenter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

General

1. Please revise future filings to disclose all periods of Industry Guide 3 information required therein for your banking operations. While we understand, as a result of fair valuing the acquired loans at acquisition, that the trends depicted in the Industry Guide 3 disclosures have changed to an extent, we believe that the loan portfolio and credit quality trends in those disclosures may provide an investor meaningful information about the acquired loan portfolio and its historical performance.

Business Segments

Banking, page 7

2. Please revise future filings to provide more granular disclosures of the loans and loan products within each category presented in the table on page 7. Consider the need to break out commercial real estate loans from commercial and industrial loans and to discuss the specific industries to which you lend. Consider the need to provide disaggregated information of the types of real estate loans underlying that category as, for instance, residential development loans have different risk characteristics from commercial, retail, and office loans. Finally, as your originated loan portfolio grows, consider the need to present disaggregated information that presents those loans apart from purchased loans as the credit risks associated with each type of loan is different. This applies to all disclosures related to your loan portfolio, including credit quality and performance disclosures.

3. Please revise future filings to provide an expanded discussion of your policies and procedures for underwriting loans. For each loan category, include specific information as to how credit worthiness of borrowers is determined and discuss any metrics that are considered in the process (e.g. credit scores, debt service ratios, loan to value ratios, etc.). In order to provide an appropriate level of transparency surrounding the risks in your loan portfolio, separately discuss the historical policies and procedures used to underwrite acquired loans and those used to underwrite loans that you originate.

4. Please revise the footnotes to the financial statements in future filings to include a discussion of the risks and uncertainties related to your loans, by loan category. Refer to ASC 310-10.

Consolidated Financial Statements of Hilltop Holdings, Inc. and Subsidiaries

Note 5. Loans and Allowance for Loan Losses, page F-27

5. Please revise the tabular presentation on page F-29 in future filings to disaggregate the 30-89 day category based on the guidance set forth in ASC 310-10. The current presentation does not appear to provide enough detail to understand how the loans are migrating across the catgeories.

Note 16. Other Contingencies, page F-42

6. Noting the indemnification liability for sold loans, please revise future filings to disclose your total exposure to it. Provide a roll-forward of loans put back to you for indemnification and discuss how they are resolved. Also, please provide a roll-forward of the related reserve. Please provide us a draft of your proposed revisions to future filings to be made in response to this comment.

Darren Parmenter
Hilltop Holdings, Inc.
July 18, 2013
Page 3

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Paul Cline at (202)551-3851 or me at (202)551-3492 if you have questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant